HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net income	$ 544,250
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	69
Decrease in accounts receivable	149
Decrease in prepaid expenses	1,259
Increase in accounts payable	2,045
Net cash provided by operating activities	547,772
Cash Flows from Financing Activities	
Members' distributions	(530,000)
Net cash used in financing activities	(530,000)
Net Increase in Cash and Cash Equivalents	17,772
Cash and Cash Equivalents, Beginning of Year	91,189
Cash and Cash Equivalents, End of Year	$ 108,961

See accompanying notes.